UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2018

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

TO THE CNMV (SECURITIES EXCHANGE COMMISSION)

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Exchange legislation, hereby files the following

RELEVANT INFORMATION

The Board of Directors of BBVA, in its meeting held today, 27 June 2018, has resolved to modify the composition of its Committees which will henceforth stand as follows:

Executive Committee:

Chairman:

Mr. Francisco González Rodríguez

Members:

Mr. Carlos Torres Vila

Mr. José Maldonado Ramos

Ms. Susana Rodríguez Vidarte

Mr. Carlos Loring Martínez de Irujo

Mr. Jaime Caruana Lacorte

Audit and Compliance Committee:

Chairman:

Mr. José Miguel Andrés Torrecillas

Members:

Ms. Belén Garijo López

Ms. Lourdes Máiz Carro

Mr. Juan Pi Llorens

Ms. Ana Peralta Moreno

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Risk Committee:

Chairman:

Mr. Juan Pi Llorens

Members:

Mr. José Miguel Andrés Torrecillas

Mr. Carlos Loring Martínez de Irujo

Ms. Susana Rodríguez Vidarte

Mr. Jaime Caruana Lacorte

Appointments Committee:

Chairman:

Mr. José Miguel Andrés Torrecillas

Members:

Ms. Lourdes Máiz Carro

Mr. José Maldonado Ramos

Ms. Susana Rodríguez Vidarte

Ms. Belén Garijo López

Remunerations Committee:

Chairman:

Ms. Belén Garijo López

Members:

Mr. Tomás Alfaro Drake

Mr. Carlos Loring Martínez de Irujo

Ms. Lourdes Máiz Carro

Ms. Ana Peralta Moreno

Technology and Cybersecurity Committee:

Chairman:

Mr. Carlos Torres Vila

Members:

Mr. Tomás Alfaro Drake

Mr. Sunir Kumar Kapoor

Mr. Juan Pi Llorens

Mr. Jaime Caruana Lacorte

Mr. Jan Verplancke

Barcelona, 27 June 2018.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: June 27, 2018	By:	/s/ Domingo Armengol Calvo
	Name:	Domingo Armengol Calvo
	Title:	Authorized representative